

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   April 4, 2017

Ezra Green
Chief Executive Officer
Stealth Air Corp.
Brookhaven Airport
222 Grand Avenue
Shirley, NY 11967

> **Re: Stealth Air Corp.**
> **Offering Statement on Form 1-A**
> **Filed March 8, 2017**
> **File No. 024-10682**

Dear Mr. Green:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Risk Factors, page 6

We will need a significant amount of capital to carry out our proposed business plan…page 7

1. Please revise this risk factor to quantify the estimated amount of capital that you will need to undertake your business plan, as well as how long you expect that capital to last before the company needs to raise additional funds, or include this information in the Business section.

Our potential for rapid growth….page 8

2. The first full risk factor on page 8 refers to an individual email marketing platform that is not discussed elsewhere in your Offering Circular. Please revise the risk factor, or advise us of its connection to your business.

Our products incorporate software that is highly technical and complex, page 9

3. Please expand this risk factor, or provide a separate risk factor, to discuss the risk that a cybersecurity data breach would present for your company or your products.

Use of Proceeds, page 13

4. You indicate that your offering will be conducted on a "best-efforts" basis. Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered (in addition to the information you have provided for a 100% sale).

5. In this section, the company states that it will use $432,000 of the offering proceeds for Technology Development. On page 19, the company states that it will spend approximately $303,900 on research and development in FY 2017. On page 21, the company states that it has "no plans to undertake any product research and development during the next 12 months." Please clarify how much money, if any, the company intends to spend on research and development.

Description of Business, page 17

Business, page 17

6. On page 5, the company states that it has "earned no revenues since inception." On page 18, the company states that it has "just recently begun to recognize revenues by securing a deposited contract with City Wide roofing of PA." Please clarify whether or not the company has earned revenues to date.

Description of Property, page 19

7. On page 17, the disclosure states that the company's principal address is an airport in New York. On page 18, the disclosure states that FAA regulations prohibit drones from being flown within five miles of airports. In light of this restriction, please describe where the company is developing and testing its drones.

Executive and Director Compensation, page 26

8. Please revise the table on page 26 to include a "Total" column and be sure to update to include information for the 2017 fiscal year. Please also provide the table required by Item 402(p) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

9. Please reconcile your statement on page 12 that your officers, directors and major shareholders control 82.20% of the company's outstanding voting securities with the disclosure in the beneficial ownership table on page 28 that the officers and directors

control 29.45%. In this regard, please confirm that you have included in the table on page 28 all beneficial owners as required by Item 403 of Regulation S-K. We note, for example, disclosure on page 28 regarding equity issuances to related persons.

Financial Statements, page F-1

10. Please include interim financial statements for the six months ended September 30, 2016 in accordance with the instructions to Part F/S(b)(3)(B) of Form 1-A.

Report of Independent Registered Public Accounting Firm, page F-2

11. Please correct the financial position "as of" date in the opinion paragraph which currently refers to "March 31, 201".

Exhibits

12. Please file any material agreements the company has with Havas Worldwide, SnapSportz of Hawaii, and City Wide Roofing as exhibits.

13. Please file a legality opinion with your amendment, as required by Item 17 of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at (202) 551-3307or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3611with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure